UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD
Specialized Disclosure Report

NN, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39268	62-1096725
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6210 Ardrey Kell Road, Suite 120
Charlotte, North Carolina	28277
(Address of principal executive offices)	(Zip Code)

(980) 264-4300
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

ITEM 1.01    CONFLICT MINERALS DISCLOSURE AND REPORT

For the period of January 1, 2024 through December 31, 2024, NN, Inc. (the “Company”) evaluated the materials used in the products it manufactured and contracted to manufacture to determine whether such products contained a “conflict mineral” necessary to the product’s functionality or production, as defined by and within the meaning of Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD promulgated thereunder. The Company conducted this evaluation by implementing existing processes and procedures, which are a part of the Company’s overall compliance program.

As a part of these processes and procedures, the Company first conducted a reasonable, good faith review of the products it manufactured or contracted to manufacture. This review was designed to determine whether conflict minerals are necessary to the functionality or production of the products manufactured by the Company or contracted to be manufactured on its behalf. Employees of the Company or its subsidiaries then contacted suppliers for the Company and its subsidiaries, and requested written or oral representations regarding the conflict minerals in materials they provided, and to the extent present, whether such conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or any country adjoining the DRC (collectively, a “Covered Country”), or came from recycled or scrap sources.

Based on this review, the Company determined that gold, tin, tantalum and tungsten are the only conflict minerals necessary to the functionality or production of the products manufactured by it or contracted to be manufactured on its behalf. The Company has determined, based on written or oral representations received from its suppliers, (i) that it has no reason to believe that gold, tin, tungsten, tantalum or any other conflict minerals that might appear in its products originated in any Covered Country, or (ii) that any such conflict minerals originated from recycled or scrap materials.

A copy of this Form SD is publicly available at the Investor Relations section of the Company’s website at www.nninc.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 13, 2025

NN, INC.

By:	/s/ Jami A. Statham
Name:	Jami A. Statham
Title:	Senior Vice President, General Counsel and Corporate Secretary